
03025904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
JUN 30 2003
WASH, D.C.
187

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION (15)d OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVINGS PLAN

December 31, 2002

TABLE OF CONTENTS

Independent Auditors' Report

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California
June 25, 2003

DEL MONTE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments:		
Plan interest in Master Trust	$ 127,960,019	141,794,808
Receivable from Plan Sponsor	302,198	265,899
Net assets available for benefits	$ 128,262,217	142,060,707

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income (loss):		
Plan interest in Master Trust investment income (loss):		
Interest	$ 120,555	127,653
Dividends	3,919,080	4,811,087
Net depreciation in fair value of investments	(17,129,314)	(17,796,069)
Net investment loss	(13,089,679)	(12,857,329)
Contributions:		
Employee	5,789,996	4,993,471
Employer	2,034,805	1,829,402
Total contributions	7,824,801	6,822,873
Deductions – benefits paid to participants	8,533,612	8,180,611
Net decrease	(13,798,490)	(14,215,067)
Net assets available for benefits:		
Beginning of year	142,060,707	156,275,774
End of year	$ 128,262,217	142,060,707

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The Del Monte Savings Plan (the Plan) is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan was established to provide opportunities for savings to eligible regular, full-time, and part-time salaried and nonunion hourly employees of the Company. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On February 6, 2002, the Plan was amended and restated, effective January 1, 2000, to comply with certain regulatory and legislative changes, known collectively as GUST.

On December 20, 2002, Del Monte Foods Company announced the completion of the acquisition of certain businesses of H.J. Heinz Company. The acquisition was completed pursuant to a Separation Agreement dated as of June 12, 2002 between Heinz and SKF Foods Inc., a wholly owned direct subsidiary of Heinz (SKF) and an Agreement and Plan of Merger (the Merger Agreement) dated as of June 12, 2002 by and among Del Monte Foods Company, Heinz, SKF and Del Monte. Immediately following the merger, SKF changed its name to "Del Monte Corporation." Del Monte is currently evaluating its options with respect to the plans.

(a) *Contributions and Benefits*

Employees may contribute, through payroll deductions, up to 16% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Employees may make pre-tax 401(k) contributions up to 10% of compensation as defined in the Plan, subject to a maximum of $11,000 and $10,500 in 2002 and 2001, respectively. The Company matches 50% of a participant's contributions up to 6% of eligible compensation. Contributions by employees are vested immediately. Participants become vested in the Company's matching contributions after two years of service. Eligible hourly employees may also receive an additional contribution from the Company, the Retirement Savings Contribution (RSC). The RSC is a percentage of eligible compensation based on age and becomes vested after completion of five years of Vesting Service, as defined in the Plan. Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

(b) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

(c) Forfeitures

As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $20,557 and $10,898, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2002 and 2001, the Company contributions were reduced by $9,058 and $0, respectively, from forfeited nonvested accounts.

(d) Master Trust

The Plan's assets are held by Fidelity, the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Del Monte Corporation Employee Benefits Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2002 and 2001, the Plan's interest in the assets of the master trust was 93.1% and 93.6%, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments

The Plan's investments in the Master Trust are stated at fair value. Mutual funds and the Del Monte Stock Fund are valued at quoted market prices. Collective funds are valued based on quoted market prices which represent the net asset value of the underlying investments held by the Plan in the collective funds. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold, as well as held during the year.

(d) Administrative Fees

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted with the returns of those options.

(Continued)

(e) Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options. Participants can elect to change the fund or combination of funds into which their contributions and their share of the Company's contributions are invested. These elections can be changed on a daily basis.

The Company intends for the Plan to be an "ERISA 404(c) Plan." As such, participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(4) Loans to Participants

Participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years and accrue interest at prime plus 2%.

(5) Income Tax Status

The Company intends that the Plan be a profit sharing plan qualified under Sections 401(a), 501(a), and 401(k) of the IRC and, therefore, not subject to tax under present federal income tax law. The Plan has received a favorable ruling from the Internal Revenue Service (IRS) to this effect as of March 10, 1999. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. On February 6, 2002, the Plan Sponsor filed an application with the IRS for a new favorable determination letter.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(Continued)

(7) Transactions with Parties-in-Interest

The Employee Benefits Committee of the Company is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the Plan qualify as party-in-interest transactions. As of December 31, 2002 and 2001, the Plan owned 43,679 and 25,134 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity. Fidelity is the current trustee as designated by the Del Monte Corporation Employee Benefits Committee in accordance with the Plan, and, therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(8) Summary Master Trust Financial Information

The following table presents the fair values of the Master Trust for the years ended December 31, 2002 and 2001:

	2002	2001
Investments, at fair value:		
Mutual funds	$ 56,936,547	65,679,195
Collective trust fund	78,911,166	84,161,341
Del Monte Stock Fund	374,000	233,441
Loan fund	1,184,147	1,284,810
	$ 137,405,860	151,358,787

Investment (loss) income for the Master Trust for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	$ (12,649,870)	(15,102,276)
Collective trust fund	(5,300,854)	(3,613,487)
Del Monte Stock Fund	(50,612)	10,262
	(18,001,336)	(18,705,501)
Interest	120,555	127,653
Dividends	4,260,501	5,217,920
Total investment loss	$ (13,620,280)	(13,359,928)

(Continued)

(9) Subsequent Event

Effective January 1, 2003, the Plan was amended and restated to comply with certain rules under the Economic Growth and Tax Relief Reconciliation Act of 2001, known as EGTRRA. Certain provisions became effective in 2002 as required by EGTRRA. Significant amendments include the allowance of a catch up contribution of $1,000 for participants age 50 and over beginning in 2002. The amount of the catch up contribution increases each year by $1,000 up to a maximum of $5,000.

DEL MONTE SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVINGS PLAN



Date: June 25, 2003

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Auditors

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We consent to the incorporation by reference in registration statement No. 333-34280 on Form S-8 of Del Monte Foods Company of our report dated June 25, 2003 with respect to the statements of net assets available for benefits of the Del Monte Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Del Monte Savings Plan.

KPMG LLP

San Francisco, California
June 25, 2003

Exhibit 99.1

DEL MONTE SAVINGS PLAN

CERTIFICATION

Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002 (18 U.S.C. 1350, as adopted, the Sarbanes-Oxley Act), the undersigned, in his capacity as the Chief Executive Officer of Del Monte Foods Company, hereby certifies that, to the best of his knowledge:

1. The Annual Report of the Del Monte Savings Plan on Form 11-K for the year ended December 31, 2002, to which this certification is attached as Exhibit 99.1 (the "Periodic Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Del Monte Savings Plan at the end of, and for the period covered by, the Report.

Date: June 25, 2003



Richard G. Wolford
President and Chief Executive Officer,
Director and Chairman of the Board

This certification accompanies this Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to Del Monte Foods Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

DEL MONTE SAVINGS PLAN

CERTIFICATION

Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002 (18 U.S.C. 1350, as adopted, the Sarbanes-Oxley Act), the undersigned, in his capacity as the Chief Financial Officer of Del Monte Foods Company, hereby certifies that, to the best of his knowledge:

1. The Annual Report of the Del Monte Savings Plan on Form 11-K for the year ended December 31, 2002, to which this certification is attached as Exhibit 99.1 (the "Periodic Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Del Monte Savings Plan at the end of, and for the period covered by, the Report.

Date: June 25, 2003



David L. Meyers
Executive Vice President, Administration
And Chief Financial Officer

This certification accompanies this Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to Del Monte Foods Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.